SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No    X
                     -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                               California Exploration Ltd.
                                               (Registrant)

Date   January 29, 2003                        By  /s/ Nick DeMare
     --------------------                      ---------------------------------
                                               (Signature)
                                               Nick DeMare, Director




1 Print the name and title of the signing officer under his signature.

                           CALIFORNIA EXPLORATION LTD.
                         #1305 - 1090 W. Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                             TSX VENTURE SYMBOL: CAX

--------------------------------------------------------------------------------


NEWS RELEASE                                                    JANUARY 29, 2003

                               2ND QUARTER RESULTS

                                                           Three Months Ended                  Six Months Ended
                                                              November 30,                       November 30,
                                                     -------------------------------    -------------------------------
                                                         2002              2001             2002              2001
                                                           $                $                 $                 $
EXPENSES

Accounting and administration                               10,446             5,501           12,958             8,878
Amortization of capital assets                                   -             9,131            8,869            18,262
Audit                                                            -             1,123                -             4,584
Consulting                                                  10,080                 -           14,613                 -
Insurance                                                        -             8,359            6,539             8,956
Legal                                                        3,118             5,908            3,254            24,609
Office and miscellaneous                                       498            16,614            1,068            21,304
Salaries, wages and benefits                                     -            22,436                -            27,190
Transfer agent and regulatory filing                         1,775                 -            2,090             1,309
Travel and related costs                                        93                48              345               259
                                                     -------------    --------------    -------------     -------------
                                                           (26,010)          (69,120)         (49,736)         (115,351)
                                                     -------------    --------------    -------------     -------------
OTHER ITEMS
Write-off of amounts receivable                                  -           (42,211)               -           (42,211)
Write-off of bridge loans                                  (95,822)                -          (95,822)                -
Impairment of oil and gas properties                       (48,099)          (79,993)        (350,105)          (73,748)
Write-off of capital assets                                      -                 -          (41,829)                -
Write-off of deferred costs                                (17,248)                -          (17,248)                -
Interest and other income                                    6,537             8,572            7,431            10,683
Unrealized foreign exchange loss                            (1,832)                -           (2,623)                -
                                                     -------------    --------------    -------------     -------------
                                                          (156,464)         (113,632)        (500,196)         (105,276)
                                                     -------------    --------------    -------------     -------------
NET LOSS FOR THE PERIOD                                   (182,474)         (182,752)        (549,932)         (220,627)

DEFICIT - BEGINNING OF PERIOD                             (918,076)         (179,780)        (550,618)         (141,905)
                                                     -------------    --------------    -------------     -------------
DEFICIT - END OF PERIOD                                 (1,100,550)         (362,532)      (1,100,550)         (362,532)
                                                     =============    ==============    =============     =============

BASIC AND DILUTED LOSS PER SHARE                           $(0.02)           $(0.03)          $(0.07)           $(0.04)
                                                     =============    ==============    =============     =============

The Company did not complete its previously announced acquisition of Optimal Power Systems Ltd. ("OPS"), as OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. The Company had provided OPS with a deadline to complete the restructuring, which deadline was not met. Accordingly, the Company has terminated the agreement and has requested repayment of the CDN$150,000 bridge loans which were advanced to OPS. Although the principals of OPS have pledged their holdings in OPS as security it is not known whether the Company will recover the full amounts of the bridge loans. The Company will actively pursue collection of the amount owing.

The Company will not be proceeding with this change of business and will refocus its efforts on natural resources. In this regard, the Company identified an oil and gas development opportunity and, effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has agreed to fund $43,500 of initial development costs. A cash call was received and paid from working capital on hand.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. The Vendor purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.

The Company is reviewing other resource assets for acquisition.

Basil Project Update
--------------------
On August 19, 2002, the Company commenced the side-track of the Basil well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to total depth of 7,997 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Cased hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

As at November 30, 2002, the Company had incurred $320,709 associated with the acquisition and exploration on the Basil Prospect and the Suisun #25 well.

Change of Officers and Directors
--------------------------------
On October 7, 2002, Mr. Ted Carlsen tendered his resignation as a director and officer of the Company. Mr. Desmond O'Kell was appointed the President and Chief Executive Officer of the Company and Mr. Nick DeMare was appointed a Director and Corporate Secretary of the Company.

Operations
----------
During the six months ended November 30, 2002 the Company reported a net loss of $549,932 compared to a net loss of $220,627 for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. Legal costs decreased by $21,355, from $24,609 in 2001 to $3,254 in 2002. The majority of the 2001 legal costs were associated with investment in Hutton Creek Resources Inc. and Westone Ventures Inc., former joint venture partners. During 2002, the Company also wrote off $41,829 of capital assets reflecting the closure of the Barkersfield office.

With the unsuccessful drilling of the regional California prospects, the Company has written-off $321,105 of costs. In addition, as at November 30, 2002, the Company had incurred $320,709 associated with the acquisition of the Basil Prospect and the drilling of the Suisun #25 well.

Liquidity and Capital Resources
-------------------------------
The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.

ON BEHALF OF THE BOARD

/s/  Nick DeMare
----------------------
Nick DeMare, Director


 The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.